Skadden, Arps, Slate, Meagher & Flom llp

DIRECT DIAL (212) 735-3574 DIRECT FAX (917) 777-3574 EMAIL ADDRESS DAVID.GOLDSCHMIDT@SKADDEN.COM	FOUR TIMES SQUARE NEW YORK 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com March 25, 2013
FIRM/AFFILIATE OFFICES
-----------
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
PALO ALTO
WASHINGTON, D.C.
WILMINGTON
-----------
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

VIA EDGAR

Mr. Justin Dobbie
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Norfolk Southern Corporation
Registration Statement on Form S-4
Filed February 15, 2013
and Documents Incorporated by Reference
(File No. 333-186709)

Dear Mr. Dobbie:

We are writing on behalf of Norfolk Southern Corporation, a Virginia corporation (the “Company”), in response to the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 11, 2013 (the “Comment Letter”), relating to the subject Registration Statement on Form S-4 (the “Registration Statement”) and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 incorporated by reference therein. The Company has considered the Staff’s comments and has authorized us to make on its behalf the responses set forth herein and changes to the Registration Statement described below. These changes will be reflected in Amendment No. 1 to the Registration Statement, to be filed with the Commission at a later date, marked to show the Company’s responses to the Staff’s comments.

Mr. Justin Dobbie
United States Securities and Exchange Commission
March 25, 2013

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of the Company.

Form S-4

General

1.
We note that you are registering the offering of 2.903% Notes due 2023 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

As of the date hereof, the Company has provided the Commission with a supplemental letter stating that the Company is registering the exchange offer in reliance on the Staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) and has included therein the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2.
Please confirm that you will file your definitive proxy statement prior to effectiveness or amend your registration statement to include the information called for by paragraphs (a)(5) and (a)(7) of Item 19 to Form S-4.

The Company advises the Staff that it filed its definitive proxy statement on March 20, 2013. Additionally, the Registration Statement will be amended to specifically incorporate by reference the definitive proxy statement before requesting acceleration of the effective date of the Registration Statement.

Mr. Justin Dobbie
United States Securities and Exchange Commission
March 25, 2013

Form 10-K

Financial Statements, page K38

Notes to Consolidated Financial Statements, page K47

16.  Commitments and Contingencies, page K73

3.
We note from page K74 that liabilities are recorded with respect to casualty, employee personal injury, occupational, and third-party claims.  We further note for certain claims, that the recorded liability may not be adequate to cover the future payment of claims.  In this regard, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.  Please refer to ASC 450-20-50.

In connection with the preparation and filing of the Company’s financial statements, the Company considers loss contingencies in accordance with the guidance provided in Accounting Standards Codification 450-20-50.  Based on this assessment, the Company determined that it was not reasonably possible that losses in excess of the Company’s recorded liability of casualty, employee, personal injury, occupational, and third-party claims, either individually or in the aggregate, would have a materially adverse effect on the Company’s financial position, results of operations, or liquidity.  If and when the likelihood of a material loss in excess of the liability becomes at least reasonably possible, the Company will revise such disclosure to provide an estimate of the reasonably possible loss or range of the reasonably possible loss or a statement that such an estimate cannot be made.

4.
If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally:  (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.  We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies.  Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including

Mr. Justin Dobbie
United States Securities and Exchange Commission
March 25, 2013

determining which of the potential outcomes are reasonably possible and what the range of losses would be for those outcomes.

Please refer to our response to the question above.

We believe that the above responses adequately respond to the concerns raised in the Comment Letter. Should you have any additional comments or concerns, please feel free to contact me at (212) 735-3574.

Very truly yours,

/s/ David J. Goldschmidt, Esq.

David J. Goldschmidt, Esq.

cc:	Heather Clark, Securities and Exchange Commission
J. Nolan McWilliams, Securities and Exchange Commission
Jean Yu, Securities and Exchange Commission
Charles W. Moorman, Norfolk Southern Corporation
Burton M. Joyce, Norfolk Southern Corporation
James A. Hixon, Esq., Norfolk Southern Corporation
John P. Rathbone, Norfolk Southern Corporation
C. H. Allison, Jr., Norfolk Southern Corporation
David Shelton, Esq., Norfolk Southern Corporation